Father Time, Inc.

7111 Hayvenhurst Ave

Van Nuys, CA 91406

Division of Corporate Finance

Office of Technology

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Father Time, Inc.
Registration Statements on Form S-1
Filed September 26, 2019
File No. 333-238957

Gentlemen

This is in response to the comment letter Dated November 27, 2019. We are filing an Amended Form S-1/A 1 in response to your comments. Please refer the amended filing.

In response to your comments please see the following:

Comment 1. We have added the terms of the agreements for the software that the Company is licensing.

Comment 2. We have disclosed that there are 1,000,000 shares of class A preferred stock as well as that the class A stock has 1,000 votes per share. We also disclosed the total percentage of votes by officers and directors.

Comment 3. We have added a risk factor about our inability to timely file our financial reports and that investors might not have access to current financial information.

Comment 4. We have changed the disclosure to indicate online gaming, entertainment and e-commerce app.

Please refer to the amended S-1/A 1 that has been filed to see the changes.

Sincerely,

/s/ Trevor Doerksen

Trevor Doerksen

Chief Financial Officer